Exhibit 99.1
[On the Letterhead of Sterlite Industries]
July 30, 2009
ADS Offering — Exercise of Over-allotment Option
Mumbai, India: Sterlite Industries (India) Limited (“Sterlite”) announces that it has received a notice from J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc, the joint bookrunners to the previously announced public offering (the “Offering”) of new equity shares of Sterlite in the form of American Depositary Shares (“ADSs”), exercising their over-allotment option to acquire an additional 8,449,221 ADSs at the public offer price of US$12.15 per ADS. These ADSs will be listed on the New York Stock Exchange under the symbol “SLT”.
The gross proceeds of the over-allotment option are expected to be approximately US$102.7 million, and the total gross proceeds of the Offering, including the over-allotment option, are expected to be approximately US$1,602.7 million. As previously announced, Sterlite intends to use the net proceeds from the Offering for the further development of its power generation business in India, planned capital expenditures, planned and potential acquisitions and/or general corporate purposes.
The settlement of the over-allotment option is expected to occur on July 31, 2009, subject to customary closing conditions. Upon settlement and allotment, the issued, subscribed and paid-up equity share capital of Sterlite will consist of 840,400,422 equity shares of par value Rs.2 each. Upon settlement and allotment, the Vedanta group’s shareholding in Sterlite (held in the form of equity shares and ADSs) will be 56.91%.
A registration statement on Form F-3 relating to these securities has been filed with and declared effective by the SEC. A prospectus supplement relating to the Offering has been filed with the SEC. The prospectus supplement, the registration statement, together with the prospectus contained therein, and documents incorporated by reference, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as amended by our Form 20-F/A, are available on the website of the SEC at www.sec.gov.
A copy of the prospectus supplement and accompanying prospectus related to the Offering may also be obtained by contacting:

J.P. Morgan Securities Inc.	Morgan Stanley & Co. Incorporated
Prospectus Library	1585 Broadway
4 Chase Metrotech Center, CS Level	New York, NY 10036
Brooklyn, NY 11245	Attention: Prospectus Department
Phone: (718) 242-8002	or by email at
prospectus@morganstanley.com
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

About Sterlite
Sterlite is one of India’s largest non-ferrous metals and mining companies with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group.
Sterlite’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of constructing a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited.
Sterlite is listed on the Bombay Stock Exchange under the code “500900”, the National Stock Exchange in India under the symbol “STER” and the New York Stock Exchange in the United States in the form of ADSs, each representing one equity share, under the symbol “SLT”. For more information, please visit www.sterlite-industries.com. The principal executive office of Sterlite Industries (India) Limited is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India.
About this Press Release; Forward-Looking Statements
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of Sterlite’s equity shares in the form of ADSs, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A registration statement relating to Sterlite’s equity shares in the form of ADSs has been filed with the United States Securities and Exchange Commission and is effective.
This press release contains “forward-looking statements”. These forward-looking statements are subject to a variety of factors, including market conditions and other risks typically associated with securities offerings. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, Sterlite does not undertake to update these forward-looking statements.